                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Idenix Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45166R 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Robert E. Pelzer, Esq.                             Morton A. Pierce, Esq.
     Novartis Pharma AG                                Dewey Ballantine LLP
      Lichtstrasse 35                               1301 Avenue of the Americas
 CH-4002, Basel Switzerland                          New York, New York 10019
       41-61-324-1111                                     (212) 259-8000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

--------------------------------------------------------------------------------
                                October 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

========
-------- ---------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

         NOVARTIS AG
-------- ---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) [ ]
                                                                                                                           (b) [ ]
-------- ---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
-------- ---------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

-------- ---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND
-------- ---------------------------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
        NUMBER OF                    0
         SHARES
      BENEFICIALLY         --------- -----------------------------------------------------------------------------------------------
        OWNED BY              8      SHARED VOTING POWER
          EACH
        REPORTING                    31,295,870
         PERSON            --------- -----------------------------------------------------------------------------------------------
          WITH                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -----------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     31,295,870
-------------------------- ---------------------------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           31,295,870
-------------------------- ---------------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

-------------------------- ---------------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           56.26%
-------------------------- ---------------------------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*

                           CO
-------------------------- ---------------------------------------------------------------------------------------------------------

                               *SEE INSTRUCTIONS
                                  Page 2 of 10

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

         NOVARTIS PHARMA AG
-------- ---------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) [ ]
                                                                                                                           (b) [ ]
-------- ---------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
-------- ---------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

-------- ---------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND
-------------------------- --------- -----------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

        NUMBER OF                    0
         SHARES
      BENEFICIALLY        --------- -----------------------------------------------------------------------------------------------
        OWNED BY             8      SHARED VOTING POWER
          EACH
        REPORTING                   31,295,870
         PERSON
          WITH            --------- -----------------------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    0

----------------------------------- -----------------------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    31,295,870
----------------------------------- -----------------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           31,295,870
-------------------------- ---------------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

-------------------------- ---------------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           56.26%
-------------------------- ---------------------------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*


                           CO
-------------------------- ---------------------------------------------------------------------------------------------------------

                               *SEE INSTRUCTIONS
                                  Page 3 of 10

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this "Amendment") amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission on July 27, 2004 and amended on September 7, 2005 (the "Original Schedule 13D") relating to Common Stock (the "Common Stock"), par value $0.001 per share of Idenix Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 60 Hampshire Street, Cambridge, Massachusetts 02139.

Except as otherwise described herein, the information  contained in the Original
Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

No change except as described below.

(a) - (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change except as described below.

On October 31, 2005, Novartis Pharma acquired 3,939,131 shares of Common Stock for $20.61 per share or an aggregate of $81,185,489.91 in a registered public offering by the Company pursuant to Novartis Pharma's stock subscription rights.

The source of funds for this acquisition was Novartis Pharma's working capital.

ITEM 4. PURPOSE OF TRANSACTION

No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

No change except as described below.

(a) and (b) Novartis is the beneficial owner of 31,295,870 shares of Common Stock representing 56.26% of the outstanding shares of Common Stock, all of which shares are owned directly by Novartis Pharma. Novartis has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis Pharma is the record and beneficial owner of 31,295,870 shares of Common Stock, representing 56.26% of the outstanding shares of Common Stock. Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

(c) Except for the transactions described in Item 3 neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has engaged in any transaction in the Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 2, 2005

                                             NOVARTIS AG


                                             By: /s/ Peter Kornicker
                                                --------------------------------
                                                Name: Peter Kornicker
                                                Title: Authorized Signatory


                                             By: /s/ Thomas Huggenberger
                                                --------------------------------
                                                Name: Thomas Huggenberger
                                                Title: Authorized Signatory



                                             NOVARTIS PHARMA AG

                                             By: /s/ Matthias Runge
                                               ---------------------------------
                                               Name: Matthias Runge
                                               Title: Head of Legal Ophtha and
                                                      Oncology Europe


                                             By: /s/ Joseph E. Mamie
                                               ---------------------------------
                                               Name: Joseph E. Mamie
                                               Title: Head Operational Treasury

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          NOVARTIS AND NOVARTIS PHARMA


DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.

----------------------------------------------------------------------------------------------------------------------
Name, Function and Business Address                   Citizenship           Principal Occupation
----------------------------------------------------- --------------------- ------------------------------------------
----------------------------------------------------- --------------------- ------------------------------------------
Daniel Vasella                                        Switzerland           Chairman of the Board of Directors,
Chairman of the Board of Directors,                                         Chief Executive Officer
Chief Executive Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Prof. Dr. Helmut Sihler                               Austria               Retired
Vice Chairman of the Board of Directors
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Hans-Jorg Rudloff                                     Germany               Chairman of the Executive Committee of
Vice Chairman of the Board                                                  Barclays Capital
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Birgit Breuel                                         Germany               Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Prof. Dr. Peter Burckhardt                            Switzerland           Head of Medical Service at the
Director                                                                    University Hospital of Lausanne
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Prof. Dr. Srikant Datar                               India                 Senior Associate Dean for Executive
Director                                                                    Education at Harvard Business School
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------

Name, Function and Business Address                   Citizenship           Principal Occupation
----------------------------------------------------- --------------------- ------------------------------------------
----------------------------------------------------- --------------------- ------------------------------------------
William W. George                                     USA                   Senior Lecturer at Harvard Business
Director                                                                    School
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Alexandre F. Jetzer                                   Switzerland           Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Pierre Landoldt                                       Switzerland           President of the Sandoz family foundation
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Dr. Ulrich Lehner                                     Germany               President and Chief Executive Officer of
Director                                                                    Henkel KGaA
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Dr. Wendelin Wiedeking                                Germany               Chairman and Chief Executive Officer of
Director                                                                    Porsche AG
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Prof. Dr. Rolf M. Zinkernagel                         Switzerland           Professor and Director of the Institute
Director                                                                    of Experimental Immunology at the
c/o Novartis AG                                                             University of Zurich
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Dr. Raymund Breu                                      Switzerland           Chief Financial Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Dr. Urs Barlocher                                     Switzerland           Head of Legal and General Affairs
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Juergen Brokatzky-Geiger                              Germany               Head of Human Resources
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------
----------------------------------------------------- --------------------- ------------------------------------------


----------------------------------------------------- --------------------- ------------------------------------------
Name, Function and Business Address                   Citizenship           Principal Occupation
----------------------------------------------------- --------------------- ------------------------------------------
----------------------------------------------------- --------------------- ------------------------------------------
Paul Choffat                                          Switzerland           Head of Novartis Consumer Health
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Thomas Ebeling                                        Germany               Head of Novartis Pharma
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Prof. Marc C. Fishman, Md.                            USA                   Head of Pharmaceuticals Research
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Pharma.

----------------------------------------------------- --------------------- ------------------------------------------
Name, Function and Business Address                   Citizenship           Principal Occupation
----------------------------------------------------- --------------------- ------------------------------------------
----------------------------------------------------- --------------------- ------------------------------------------
Daniel Vasella                                        Switzerland           Chairman of the Board of Directors and
Chairman of the Board of Directors                                          Chief Executive Officer of Novartis AG
Chief Executive Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

----------------------------------------------------- --------------------- ------------------------------------------

----------------------------------------------------- --------------------- ------------------------------------------
Dr. Raymund Breu                                      Switzerland           Member of the Board of Directors
Director
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------
Thomas Ebeling                                        Germany               Member of the Board of Directors, Head
Director                                                                    of Management
Head of Management
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
----------------------------------------------------- --------------------- ------------------------------------------